0-22286

P.E 8-30-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

The following is included in this Report on Form 6-K:

1. Press Release dated August 1, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taro Pharmaceutical Industries Ltd.

Date: September 3, 2002

By: /s/ Kevin Connelly
Kevin Connelly
Senior Vice President and Chief Financial Officer


TARO
news
news
news

Taro Pharmaceutical Industries Ltd.
c/o Taro Pharmaceuticals U.S.A., Inc.
Five Skyline Drive
Hawthorne, New York 10532
(Nasdaq/NMS: TARO)

AT THE COMPANY

Kevin Connelly	Daniel Saks
Chief Financial Officer	Vice President, Corporate Affairs
(914) 345-9000 ext. 338	(914) 345-9000 ext. 208

FOR IMMEDIATE RELEASE
Thursday, August 1, 2002

TARO RECEIVES FDA APPROVAL FOR TERIL® (CARBAMAZEPINE) CHEWABLE TABLETS, 200 MG

New Strength Extends Line of Pediatric and Adult Carbamazepine Products

Hawthorne, New York, August 1, 2002 - Taro Pharmaceutical Industries Ltd. (NASDAQ/NMS: TARO) reported today that the Company has received approval from the U.S. Food and Drug Administration ("FDA") to manufacture and market Teril® Carbamazepine Tablets USP (Chewable), 200 mg.

Teril® is Taro's brand name for its carbamazepine products sold in Israel, the UK and other countries. Taro has manufactured carbamazepine products for more than 30 years and is the only company to receive approval for a 200 mg chewable carbamazepine tablet in the U.S.

Carbamazepine is an anticonvulsant widely used in the treatment of epilepsy, and is also indicated for the treatment of trigeminal neuralgia, a painful nerve disorder affecting mostly elderly patients.

According to industry sources, a total of 6.6 million units of carbamazepine products were sold in the U.S. in 2001, of which carbamazepine 100 mg chewable tablets accounted for 1.2 million units.

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Anticipated Benefits in Convenience and Compliance
"Our 200 mg Teril® Chewable Tablets reduce the number of tablets needed daily, a convenience for pediatric patients and their parents, as well as for the many adult patients who prefer chewables," said Barrie Levitt, M.D., Chairman of the Company.

A Vertically Integrated Line of Carbamazepine Products
Taro's carbamazepine products include extended release tablets, immediate release tablets, chewable tablets and liquid suspensions.

"As with our other carbamazepine products, Taro will manufacture both the active ingredient and the finished dosage form for our 200 mg Teril® Chewables. This gives us greater control over quality and supply for this narrow-therapeutic-index drug," said Dr. Levitt.

Taro's Teril® Chewable Tablets, 200 mg will be manufactured in Taro's facilities in Haifa, Israel, where the Company's other carbamazepine products are produced.

Taro currently has 13 filings submitted to the FDA, including one tentative approval, and multiple international filings with regulatory agencies around the world.

Taro is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ include industry and market conditions, slower than anticipated penetration of new markets, physician or patient acceptance of a new dosage form or strength, changes in the Company's financial position, regulatory actions, and other risks detailed from time to time in the Company's SEC reports, including its Prospectus dated October 1, 2001 and its Annual Report on Form 20-F.

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